CUSIP No. 781295100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

rue21, inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
781295100
(CUSIP Number)
November 12, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]       Rule 13d-1(b)
[  ]       Rule 13d-1(c)
[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781295100

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	SKM Equity Fund II, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	13,725,490 *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	13,725,490*
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	13,725,490 *
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	56.7% **
12)	Type of Reporting Person	PN

*   As of December 31, 2009.
** Based on 24,224,962 shares of Common Stock outstanding as of December 10, 2009, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on December 16, 2009.

CUSIP No. 781295100

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	SKM Investment Fund II
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	274,509 *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	274,509 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	274,509 *
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	1.1% **
12)	Type of Reporting Person	PN

*   As of December 31, 2009.
** Based on 24,224,962 shares of Common Stock outstanding as of December 10, 2009, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on December 16, 2009.

CUSIP No. 781295100

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Saunders Karp & Megrue Partners, L.L.C.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	13,999,999 *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	13,999,999 *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	13,999,999 *
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	57.8% **
12)	Type of Reporting Person	OO

*   Represents 13,725,490 shares held by SKM Equity Fund II, L.P. and 274,509 shares held by SKM Investment Fund II  as of December 31, 2009.
** Based on 24,224,962 shares of Common Stock outstanding as of December 10, 2009, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on December 16, 2009.

CUSIP No. 781295100

Schedule 13G

Item 1.

(a)      Name of Issuer:

      rue21, inc.

        (b)      Address of Issuer's Principal Executive Offices:

      800 Commonwealth Drive, Suite 100
          Warrendale, PA  15086

Item 2.

(a)	Name of Person Filing:

SKM Equity Fund II, L.P., a Delaware limited partnership ("SKM Equity");

SKM Investment Fund II , a Delaware limited partnership ("SKM Investment"); and

Saunders Karp & Megrue Partners, L.L.C., a Delaware limited liability company ("SKM LLC").

SKM Equity, SKM Investment and SKM LLC are each referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.  SKM LLC is the general partner of SKM Investment and SKM Partners, L.P., which is the general partner of SKM Equity.  All of the securities reported herein as owned by the Reporting Persons are held by SKM Equity and SKM Investment.  The managing members of SKM LLC are Alan Karp and John F. Megrue, who may be deemed to have a shared voting and/or dispositive power over such securities.

(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 601 Lexington Avenue, 53rd Floor, New York, NY  10022.

(c)	Citizenship:

SKM Equity:  Delaware
SKM Investment:  Delaware
SKM LLC:  Delaware

(d)	Title of Class of Securities:

   Common Stock

         (e)      CUSIP Number:

  781295100

CUSIP No. 781295100

Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      Not Applicable.

Item 4.     Ownership.

(a) through (c):

      The information requested in these paragraphs is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G, and is incorporated herein by reference thereto.

Item 5.     Ownership of Five Percent or Less of a Class.

      Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not applicable.

Item 8.     Identification and Classification of Members of the Group.

      See Exhibit 2.

Item 9.     Notice of Dissolution of Group.

      Not applicable.

Item 10.   Certification.

      Not applicable.

CUSIP No. 781295100

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 2011

SKM EQUITY FUND II, L.P.
By:	SKM Partners, L.P., its General Partner
By:	Saunders Karp & Megrue Partners, L.L.C., its General Partner
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Managing Member
SKM INVESTMENT FUND II
By:	Saunders Karp & Megrue Partners, L.L.C., its General Partner
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Managing Member
SAUNDERS KARP & MEGRUE PARTNERS, L.L.C.
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Managing Member

CUSIP No. 781295100

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of rue21, inc. and further agree to the filing of this agreement as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Dated:  May 27, 2011

SKM EQUITY FUND II, L.P.
By:	SKM Partners, L.P., its General Partner
By:	Saunders Karp & Megrue Partners, L.L.C., its General Partner
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Managing Member
SKM INVESTMENT FUND II
By:	Saunders Karp & Megrue Partners, L.L.C., its General Partner
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Managing Member
SAUNDERS KARP & MEGRUE PARTNERS, L.L.C.
By:	/s/ John F. Megrue
Name: John F. Megrue Title: Managing Member

CUSIP No. 781295100
Exhibit 2

Identification and Classification of Members of the Group

SKM Equity Fund II, L.P., SKM Investment Fund II and Saunders Karp & Megrue Partners, L.L.C. are filing this statement on Schedule 13G as a group.

SKM Equity Fund II, L.P. is a Delaware limited partnership.  Its sole general partner is SKM Partners, L.P., a Delaware limited partnership whose sole general partner is Saunders Karp & Megrue Partners, L.L.C.

SKM Investment Fund II is a Delaware limited partnership.  Its sole general partner is Saunders Karp & Megrue Partners, L.L.C.

Saunders Karp & Megrue Partners, L.L.C. is a Delaware limited liability company. Its managing members are Alan Karp and John F. Megrue.